Exhibit 99.1

News Release
B2Gold Corp. Achieves Record Third Quarter and Year-to-date 2015 Gold Production;
Gold Production increases 38% in Third Quarter 2015.
Mining Operations Have Recommenced at El Limon Mine in Nicaragua.

Vancouver, October 21, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and revenue for the third quarter and first nine months of 2015. All dollar figures are in United States dollars unless otherwise indicated.

2015 Third Quarter Highlights

•	Record quarterly consolidated gold production of 124,371 ounces, 38% greater than in the same period in 2014
•	Gold revenue of $139.3 million on record sales of 124,481 ounces at an average price of $1,119 per ounce
•	Otjikoto mill expansion from 2.5 million tonnes per year to 3.0 million tonnes per year completed on time and schedule in September
•
The Company is on track to meet the lower end of its 2015 production guidance of 500,000 to 540,000 ounces of gold and on track to meet its 2015 cost guidance of cash operating costs between $630 to $660 per ounce and all-in sustaining costs between $950 and $1,025 per ounce

2015 First Nine Months Highlights

•	Record year-to-date consolidated gold production of 361,796 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 33% over the same period in 2014
•	Record year-to-date consolidated gold revenue of $414.6 million (or consolidated gold revenue of $437.7 million including $23.1 million of pre-commercial sales from Otjikoto)
•	Record year-to-date gold sales of 353,703 ounces (or 372,169 ounces including 18,466 ounces of pre-commercial sales from Otjikoto)
•	Successful transition from construction to commercial production at the new Otjikoto Mine
•	New $350 million corporate revolving credit facility finalized
•	Robust results from the new optimized feasibility study for the Fekola Project in Mali announced on June 11, 2015
•	Early works construction activities at Fekola Project commenced in February 2015; mine construction commenced in the fourth quarter of 2015

Gold Production

Consolidated gold production in the third quarter of 2015 was another quarterly record of 124,371 ounces, representing an increase of 38% over the same period last year. Consolidated gold production was approximately 6% below budget as production from the Libertad Mine continued to be affected by operating delays at its new higher grade Jabali Antenna Pit (see “Libertad Gold Mine, Nicaragua” section of the news release). The increased gold production over the 2014 comparative period was primarily attributable to the successful production start and strong ramp-up in production at the new Otjikoto Mine. On February 28, 2015, the new Otjikoto Mine in Namibia achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014.

Consolidated gold production for the first nine months of 2015 was a record 361,796 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 33% over the same period in 2014 and approximately 1% below budget.

B2Gold is projecting another record year for gold production in 2015. The Company is on track to meet the lower end of its 2015 annual production guidance range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto). Consolidated cash operating costs are expected to be between $630 to $660 per ounce, compared to $680 per ounce in 2014, and all-in sustaining costs are expected to be between $950 to $1,025 per ounce. The substantial increase in the Company’s consolidated gold production and reduction in consolidated cash operating costs per ounce in 2015 reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine.

Gold Revenue

Consolidated gold revenue in the third quarter of 2015 was $139.3 million on record sales of 124,481 ounces at an average price of $1,119 per ounce compared to $114.9 million on sales of 91,282 ounces at an average price of $1,259 per ounce in the third quarter of 2014. The 21% increase in gold revenue was mainly attributable to a 36% increase in gold sales volume, partially offset by an 11% decline in the average realized gold price.

Consolidated gold revenue for the first nine months of 2015 was a record $414.6 million (or $437.7 million including $23.1 million of pre-commercial sales from Otjikoto) on record year-to-date sales of 353,703 ounces (or 372,169 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,172 per ounce compared to $364.2 million on sales of 283,607 ounces at an average price of $1,284 per ounce in the first nine months of 2014.

Operations

Mine-by-mine gold production in the third quarter and first nine months of 2015 was as follows:

Mine	Q3 2015 Production (ounces)	Nine Months 2015 Production (ounces)
Masbate	40,368	127,845
Otjikoto	38,252	106,349
La Libertad	31,234	84,241
El Limon	14,517	43,361

B2Gold Consolidated	124,371	361,796

Otjikoto Gold Mine, Namibia

The new Otjikoto Mine continues to perform strongly producing 38,252 ounces of gold in the third quarter of 2015, approximately 4% (or 1,361 ounces) above budget. Gold production exceeded budget mainly due to better than expected mill throughput (704,132 tonnes processed versus 602,097 tonnes budgeted) and very high mill recoveries of 99.1% (versus 95.7% budgeted). The average gold grade processed was 1.71 grams per tonne ("g/t") compared to budget of 1.78 g/t. The Company continues to work on a new geologic resource model for the Otjikoto Pit incorporating 2014 drilling, grade control data, and in-pit mapping. The new geologic model and related engineering work are expected to be completed in the fourth quarter of 2015.

Year-to-date, the Otjikoto Mine produced 106,349 ounces of gold (including 18,815 ounces of pre-commercial production), approximately 5% (or 5,257 ounces) above budget.

Expansion of the Otjikoto mill from 2.5 million tonnes per year to 3.0 million tonnes per year was completed on time and schedule in September. The plant expansion included the installation of two additional leach tanks and a pebble crusher.

For the full-year 2015, the Otjikoto Mine is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range.

All ore in 2015 and most ore in 2016 is expected to come from the existing Otjikoto Pit.  Beyond 2016, Otjikoto’s gold production is expected to be further enhanced by the development of the Wolfshag zone, adjacent to the main Otjikoto Pit. A conceptual mining study, incorporating the high-grade Wolfshag zone as well as the new geologic model for the Otjikoto Pit, is scheduled to be delivered in the fourth quarter of 2015. This mining study will determine the optimal point to transition from open pit to underground mining at Wolfshag. On January 20, 2015, the Company announced a significantly higher inferred mineral resource estimate for the Wolfshag zone gold deposit. The updated inferred mineral resource for Wolfshag contains 675,000 ounces of gold grading 8.14 g/t, significantly higher than the previous resource grades of 3.2 g/t gold.

Masbate Gold Mine - Philippines

The Masbate Mine produced 40,368 ounces (Q3 2014 - 43,746 ounces) of gold in the third quarter of 2015, approximately in-line with expectations. Better than expected mill throughput (1,669,355 tonnes compared to budget of 1,629,837 tonnes) and mill recoveries (75% compared to budget of 71.2%), largely offset lower than expected mill feed grades (1.00 g/t compared to budget of 1.11 g/t). Due to a temporary change in the mining schedule, more oxide ore (with better recoveries but lower grades) was processed from the Colorado Pit than budgeted. Gold production is expected to increase in the fourth quarter as the Company returns to its planned mining schedule and begins to mine higher grade ore from the main ore body at the Main Vein Stage 1 Pit. Gold production was approximately 7% lower in the third quarter of 2015 compared to the same period last year, mainly due to lower grades. In the third quarter of 2014, the Company began mining a high grade area of the Colorado Pit with significantly higher grades than typically encountered through the rest of the Colorado Pit.

Year-to-date, gold production at Masbate was 127,845 ounces, slightly higher than budget and approximately 4% higher than in the same period last year.

For the full-year 2015, the Masbate Mine is projected to produce approximately 170,000 to 180,000 ounces of gold at a cash operating cost of approximately $740 to $775 per ounce.

La Libertad Gold Mine - Nicaragua

In the third quarter of 2015, La Libertad Mine produced 31,234 ounces of gold, approximately 25% (or 10,374 ounces) below budget. Gold production in the current quarter continued to be affected by operating delays at the new higher grade Jabali Antenna Pit. As a result, head grades were lower than anticipated (1.78 g/t compared to budget of 2.44 g/t). The Jabali Antenna Pit which had been scheduled to commence production in June is now anticipated to enter the production stream late in the fourth quarter of 2015, upon completion of permitting and resettlement activities. Gold production in the third quarter of 2015 was also lower compared to 36,624 ounces produced in the third quarter of 2014, as the prior-year quarter had benefited from higher grade ore being processed from the Santa Maria Pit which is no longer active. The mill continues to operate well processing 581,597 tonnes (Q3 2014 – 547,876 tonnes) with gold recoveries averaging 94% (Q3 2014 – 94.4%).

For the nine months ended September 30, 2015, La Libertad produced 84,241 ounces of gold (2014 – 112,901 ounces), approximately 12% below budget.

In light of the operating delays at the new Jabali Antenna Pit, La Libertad is now projected to produce approximately 120,000 to 125,000 ounces of gold at a cash operating cost of approximately $720 to $740 per ounce for the full-year 2015 (the Company’s previous full-year guidance range had been approximately 135,000 to 145,000 ounces of gold at a cash operating cost of $605 to $635 per ounce).

El Limon Gold Mine - Nicaragua

The Limon Mine produced 14,517 ounces of gold in the third quarter of 2015, 18% above budget and 48% higher than in the same quarter last year. Gold production in the current quarter was better than expected as a planned mill maintenance shutdown was postponed until January 2016, resulting in an additional 13 operating days in September. In the prior-year quarter, gold production was negatively affected by installation delays for a dewatering system at Santa Pancha 1 which impeded access to higher grade zones. The installation was successfully completed in early November 2014 and access to the higher grade stopes at Santa Pancha 1 commenced in December 2014. The mill continued to operate well in the quarter processing 128,002 tonnes (Q3 2014 – 118,673 tonnes) with gold recoveries averaging 94.1% (Q3 2014 – 91.1%). The mill performance reflects ongoing improvements in downstream tank circuitry and cyclone improvements. The average gold grade processed was 3.75 g/t (Q3 2014 – 2.82 g/t).

Year-to-date, the Limon Mine produced 43,361 ounces of gold compared to 36,075 ounces produced in the same period last year and to budget of 41,857 ounces.

The Limon Mine is on track to meet the lower end of its 2015 annual production guidance range of 55,000 to 65,000 ounces of gold and maintains its 2015 cost guidance of cash operating costs of $680 to $710 per ounce.

From September 28, 2015 to October 18, 2015, access to the operation of the Limon Mine and process facility had been illegally blocked by a group of workers, community members, and other persons not affiliated with the Limon Mine. As a result, mining operations were temporarily halted. The illegal blockade commenced at the conclusion of a legal process instituted to dismiss three employees who were complicit in initiating prior illegal blockades.

On October 17, the Government of Nicaragua instructed the police to remove the illegal blockade, arrest those responsible for prior violent actions that left one police officer deceased and others injured, and establish civil order in the town of El Limon. The illegal blockade was successfully removed by the police and workers were able to return to work. On October 19, 2015, normal operations resumed at the mine.

In 2009, B2Gold assumed ownership of the Limon Mine which had a long history of labour conflict, and was operating with an aged mill and mine equipment, under difficult working conditions. It was recognized at the outset that labour peace was vital to renew the mine and operate it successfully. The Company, working with the support of the Nicaraguan Government to promote labour stability, and with the three unions in cooperation, embarked on a program of investment and exploration designed to revitalize the Limon Mine, renewing the production fleet, process facility, and mine infrastructure. As a result, working conditions improved and the Health and Safety Program was revitalized. Since 2009, the Limon Mine, its local community and workforce had enjoyed stability previously not thought possible. However, this year the Limon Mine was subjected to four aggressive disturbances and illegal strikes led by a group of people who had interrupted the mine’s operations and put at risk the welfare and physical integrity of the Company’s workers and functionaries.

The Company remains committed to working cooperatively with union representatives and government authorities to provide a long-lasting environment of positive labour relations and community peace.

Development

Fekola Development Project - Mali

On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola Gold Project in Mali. According to the Feasibility Study, the current average annual production for the first seven years is approximately 350,000 ounces per year at an average operating cash cost of $418 per ounce and for the life of mine plan approximately 276,000 ounces per year at an average operating cash cost of $552 per ounce. The total pre-production capital costs are estimated to be $395 million plus $67 million of anticipated mine fleet and power generator costs which are expected to be lease financed. Sunk costs related to early works (including access roads, construction aggregate stockpiling, airstrip construction, and land clearing) of approximately $38 million are not included in the total pre-production capital estimate.

For additional details regarding the Feasibility Study, please refer to the Company’s press release dated June 11, 2015 or the technical report in respect of the Feasibility Study which was filed on July 24, 2015, each of which may be found under B2Gold’s corporate profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Initial construction activities at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works construction activities that were completed included:

•	Construction of a new site access road (40 km from the tar road to site) complete with a bridge across a major waterway to allow for year round access;
•	Construction of an on-site airstrip designed to allow personnel to fly directly in and out of the site (materially complete but waiting for final regulatory approvals);
•	Construction of the camp pad and commencement of clearing within the mill footprint;
•	Crushing of aggregate to produce sand and gravel to be used in the concrete batch plan;
•	Construction of the concrete batch plant; and
•	Development of the on-site geotechnical laboratory to be used for compaction and concrete testing.

All of these activities have allowed the project to move forward and prepare for work after the rainy season which runs from late June through September. The site has been receiving a steady stream of materials for mine construction which commenced in the fourth quarter of 2015. Activities that are currently scheduled include:

•	Commencing construction of the permanent camp;
•	Commencing excavation of the mill area; and,
•	Commencing clearing of the tailings basin.

Concurrently, with the activities on site, the B2Gold engineering team continues to work with Lycopodium Engineering in Australia to complete detailed design and procure long-lead items. To-date, many of the major mill packages have been identified and purchase orders have been issued. This includes SAG and ball mills, thickeners, cyclones, crusher, and tanks.

Third Quarter 2015 Financial Results - Conference Call Details

B2Gold Corp. will release its third quarter results before the North American markets open on Friday November 13, 2015.

B2Gold executives will host a conference call to discuss the results on Friday, November 13 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 1-800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=174465. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 1- 800-408-3053 (pass code: 4488995).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events or future performance, estimated future revenues, production estimates, anticipated operating and production costs and future demand for and prices of commodities; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, the projections included in existing technical reports, economic assessments and feasibility studies and the completion of new studies including the new geological model for the Otjikoto Pit, the potential for expansion of mineral resources and reserves, the potential for expansion of production capacity, including the expansion of gold production, development of the Wolfshag zone and transition to underground mining at Otjikoto and the anticipated production from the Jabali Antenna Pit at La Libertad, projected capital investments and future production, including the potential construction and production from the Fekola gold project. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; the uncertainty associated with pre-feasibility studies, which do not purport to establish the legal or commercial viability of mineral deposits; volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation risk; risks related to hedging activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. Under U.S. standards, companies are not normally permitted to disclose mineralization that does not constitute “reserves”. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit companies to disclose mineral resources in their filings with the SEC. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Further, U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category, and investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  For the above reasons, information contained in this press release that describes the Company’s mineral resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining cash costs”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available under B2Gold’s corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures.